UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News release dated May 24, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  _____May 24, 2005                     Signed: _____”Sean Tetzlaff”

__________

Sean Tetzlaff

CFO and Corporate Secretary

NEWS RELEASE 05-13                                                                                                                                 May 24, 2005

FRONTEER LOOKS NORTH AND EXTENDS KIRAZLI GOLD ZONE

Fronteer (FRG–TSX; FTDGF-OTC) is pleased to announce that ongoing diamond drilling continues to extend the current resource area at the Kirazli Gold Project in western Turkey.  New 30-metre step out holes located to the north of the gold zone, intersected significant widths and grades including intervals of:

•

2.86 g/t gold over 47.0 metres in hole KD-13 and 2.34 g/t gold over 68.5 metres in hole KD-15.

These results indicate that economically significant gold mineralization extends in a northerly direction into untested areas, expanding the resource potential of the project.

The high grade zone remains open along the mineralized trend to the north and the south.

Results from two other 30-metre step out holes just completed within the resource area, returned intervals of

•

0.48 g/t gold over 15.5 metres in hole KD-17 and 0.55 g/t gold over 8.9 metres in hole KD-11.

Fronteer’s interpretation to date indicates that gold mineralization at Kirazli is horizontal, with drill intervals reported herein representing near true widths.  Based on widely spaced drilling to date, the footprint of this target area appears to be up to 700 metres long and up to 300 metres wide.

Please see the table below for detailed results. For a map of the drill hole locations please use the following URL: www.fronteergroup.com/i/IR/Kirazli-05-13.jpg

Kirazli Drill Holes - High Grade Zone

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
KD-13	53.0	100.0	47.0	2.86
Inc.	54.0	64.1	10.1	10.48
Inc.	54.0	55.8	1.8	17.28
KD-15	31.5	100.0	68.5	2.34
Inc.	39.0	48.0	9.0	9.10
Inc.	40.0	44.5	4.5	12.05
KD-11	61.5	70.4	8.9	0.55
KD-17	77.4	92.9	15.5	0.48
Inc.	86.9	90.1	3.2	0.95

A second drill has been testing additional target areas to the southeast and northwest of the current resource area.  Hole KD-10 returned 9.8 metres of 0.31 g/t gold while Hole KD-12 and KD-14 returned no significant values.

An ongoing 6,000 metre drill program will continue to focus on expanding this current resource area and testing new target areas on the property.

The Kirazli Property is one of two large gold properties in western Turkey that are under option to Fronteer from Teck Cominco Limited.  The second property Agi Dagi, is currently being advanced through an 8,000 metre drilling program.

The Company also has three exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition, Fronteer has an outstanding uranium portfolio in Labrador, with both historical resources and a series of untested near surface bulk tonnage targets.  An exploration program is scheduled to commence in Labrador in June.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.